SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)

TASTY BAKING COMPANY
(Name of Subject Company)

TASTY BAKING COMPANY
(Name of Person Filing Statement)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

876553306
(CUSIP Number of Class of Securities)

Laurence Weilheimer
Senior Vice President and General Counsel
Navy Yard Corporate Center
Three Crescent Drive, Suite 200
Philadelphia, Pennsylvania  19112
(215) 221-8500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:
Eric D. Schoenborn
Stradley Ronon Stevens & Young, LLP
Woodland Falls Corporate Park
200 Lake Drive East, Suite 100
Cherry, Hill, NJ  08002
(856) 321-2413

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Tasty Baking Company, a Pennsylvania corporation (“Tasty”), on April 21, 2011, as amended by Amendment No. 1 filed by Tasty with the SEC on April 25, 2011. The Statement relates to the offer by Compass Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of Flowers Foods, Inc., a Georgia corporation (“Flowers”), to purchase all of the outstanding shares of common stock, par value $0.50 per share, of Tasty at a purchase price of $4.00 per share, net to the selling shareholder in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2011, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Flowers and certain of its affiliates, including Merger Sub, with the SEC on April 21, 2011, as may be amended from time to time.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.             Additional Information.

Item 8, “Litigation,” is hereby amended and supplemented by adding the following to the end of such subsection:

“On April 29, 2011, a Verified Shareholder Derivative Complaint was filed in Joan Taylor v. Tasty Baking Company, et al., No. 110500004, pending in the Court of Common Pleas of Philadelphia County, Pennsylvania (the “Taylor Complaint”). The Taylor Complaint names as defendants the members of Tasty’s Board of Directors, as well as Tasty, Flowers and Flowers Bakeries.  The Taylor Complaint alleges, among other things, that Tasty’s directors breached their fiduciary duties to Tasty’s shareholders in connection with the Offer and the Merger, and further claims that Tasty and Flowers Bakeries aided and abetted those alleged breaches of fiduciary duty.  The Taylor Complaint further alleges that Tasty’s directors engaged in the waste of Tasty’s assets by entering into the Merger Agreement.  The Taylor Complaint also alleges that the Offer and Merger between Tasty and Flowers involves an unfair price, an unfair and self-serving sales process with preclusive deal protection devices, and that Tasty’s directors agreed to the transactions to benefit themselves personally. The Taylor Complaint alleges additionally that the disclosures contained in the Statement omit material information about the Offer and Merger.  The Taylor Complaint seeks rescission of the Merger Agreement and injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. Tasty believes the allegations of the Taylor Complaint lack merit, and will contest them vigorously.

On April 27, 2011, a Verified Shareholder Derivative and Class Action Complaint was filed in Paul F. Ringheiser III  v. Tasty Baking Company, et al., No. 110402927, pending in the Court of Common Pleas of Philadelphia County, Pennsylvania (the “Ringheiser Complaint”). The Ringheiser Complaint names as defendants the members of Tasty’s Board of Directors, as well as Tasty, Flowers and Flowers Bakeries.  The Ringheiser Complaint alleges, among other things, that Tasty’s directors breached their fiduciary duties to Tasty’s shareholders in connection with the Offer and the Merger, and further claims that Flowers and Flowers Bakeries aided and abetted those alleged breaches of fiduciary duty.  The Ringheiser Complaint further alleges that Tasty’s directors engaged in the waste of Tasty’s assets by entering into the Merger Agreement.  The Ringheiser Complaint also alleges that the Offer and Merger between Tasty and Flowers involves an unfair price, an unfair and self-serving sales process with preclusive deal protection devices, and that Tasty’s directors agreed to the transactions to benefit themselves personally. The Ringheiser Complaint alleges additionally that the Top-Up Option will have a dilutive effect on appraisal value.  The Ringheiser Complaint seeks rescission of the Merger Agreement and injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. Tasty believes the allegations of the Ringheiser Complaint lack merit, and will contest them vigorously.

With respect to each of the foregoing matters, there can be no assurance that Tasty will be successful in the defense of such matters.

1

On April 27, 2011, Tasty’s Board of Directors also received a letter on behalf of a shareholder, David Raul, alleging breaches of fiduciary duty by the Board and management in connection with the Offer and the Merger, and demanding that the Board take action to ensure that the consideration provided in the Offer is fair to Tasty and its shareholders, and to otherwise recover, for Tasty’s benefit, the damages described in the letter.  The letter threatens that Mr. Raul will commence a shareholder derivative suit on behalf of Tasty absent immediate action by the Board to that effect.  To Tasty’s knowledge, no complaint has been filed in connection with this letter, and it is unknown whether an action will eventually be commenced.”

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tasty Baking Company

By:	/s/ Charles P. Pizzi
Name:	Charles P. Pizzi
Title:	President and Chief Executive Officer

Dated: May 2, 2011

3